Exhibit 18











October 11, 1996



To the Board of Directors of
Curtice-Burns Foods, Inc. and
Pro-Fac Cooperative, Inc.

Dear Directors:

We have been furnished with a copy of the Form 10-Q for Curtice-Burns Foods, Inc., a wholly-owned subsidiary of Pro-Fac Cooperative, Inc., for the quarter ended September 28, 1996. NOTE 1 therein describes a change in the method of accounting for spare parts inventory, whereby spare parts previously charged directly to expense will be capitalized until placed in service. It should be understood that the preferability of one acceptable method of accounting for spare parts over another has not been addressed in any authoritative accounting literature, and in arriving at our opinion expressed below, we have relied on the business planning and judgment of management. Based upon our discussions with management and the stated reasons for the change, we believe that such change represents, in your circumstances, the adoption of a preferable alternative accounting principle for spare parts in conformity with Accounting Principles Board Opinion No. 20.

We have not made an audit in accordance with generally accepted auditing standards of the financial statements of Curtice-Burns Foods, Inc. for the three-month period ended September 28, 1996 and, accordingly, we express no opinion thereon or on the financial information files as part of the Form 10-Q of which this letter is to be an exhibit.

Yours very truly,



/s/ Price Waterhouse LLP